UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Vivus, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
928551100
(CUSIP Number)

April 22, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[  ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 88160R 101	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): Adrianus van Herk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: The Netherlands
NUMBER OF	5	SOLE VOTING POWER 5,191,599
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 0
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 5,191,599
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,191,599
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.0% (percentage reflects a rounded-up number; reporting person owns less than 5.0%)
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 88160R 101	13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer:

Vivus, Inc.

(b)	Address of Issuer's Principal Executive Offices:

351 E. Evelyn Avenue
Mountain View, California

Item 2.

(a)	Names of Person Filing:

Adrianus van Herk

(b)	Address of Principal Business Office or, if none, Residence:

Lichtenauerlaan 30
3062 ME Rotterdam
The Netherlands

(c)	Citizenship:

 The Netherlands

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share.

(e)	CUSIP Number:

928551100

CUSIP No. 88160R 101	13G	Page 4 of 6 Pages

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

[ ] Broker or dealer registered under Section 15 of the Act;

[ ] Bank as defined in Section 3(a)(6) of the Act;

[ ] Insurance company as defined in Section 3(a)(19) of the Act;

[ ] Investment company registered under Section 8 of the Investment Company Act of 1940;

[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

[ ] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

[ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __

Item 4.	Ownership

(a)	Amount beneficially owned: 5,191,599

(b)	Percent of class: 5.0% (percentage reflects a rounded-up number; reporting person owns less than 5.0%)

(c)	Number of shares as to which such person has:

i.	Sole power to vote or direct the vote: 5,191,599

ii.	Shared power to vote or direct the vote: 0

iii.	Sole power to dispose or direct the disposition of: 5,191,599

iv.	Shared power to dispose or direct the disposition of: 0

Item 5.	Ownership Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

CUSIP No. 88160R 101	13G	Page 5 of 6 Pages

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 88160R 101	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 4, 2015

/s/ Adrianus van Herk
ADRIANUS VAN HERK